Sun Life Financial increases quarterly dividend
on Common Shares and declares dividend on Preferred Shares
Toronto – July 27, 2006 – The Board of Directors of Sun Life Financial Inc. (TSX, NYSE: SLF) today announced a quarterly shareholder dividend of $0.30 per common share, payable October 2, 2006 to shareholders of record at the close of business on August 23, 2006. This dividend represents an increase of 9% from the $0.275 a share paid in the previous quarter.
The Board of Directors of Sun Life Financial Inc. also announced quarterly dividends of $0.296875 per Class A Non-Cumulative Preferred Share Series 1; $0.30 per Class A Non-Cumulative Preferred Share Series 2; and $0.278125 per Class A Non-Cumulative Preferred Share Series 3, payable September 29, 2006 to shareholders of record at the close of business on August 23, 2006.
Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of June 30, 2006, the Sun Life Financial group of companies had total assets under management of $387 billion.
Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.
Note to Editors: All figures in Canadian dollars.

Media Relations Contact:	Investor Relations Contact:
Susan Jantzi	Kevin Strain
Manager, Media Relations	Vice-President, Investor Relations
Tel: 519-888-3160	Tel: 416-204-8163
susan.jantzi@sunlife.com	investor.relations@sunlife.com